Via Facsimile and U.S. Mail
Mail Stop 4720

March 9, 2010

Ms. Lauren P. Silvernail
Chief Financial Officer
Ista Pharmaceuticals, Inc.
15295 Alton Parkway
Irvine, CA 92618

Re: Ista Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed October 30, 2009
File No. 0-31255

Dear Ms. Silvernail:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief